United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of April 2025 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (Address of registered executive offices) Av Barbacena, 1,219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 (Address of principal executive office) Telephone: +55 (31) 2138-7978 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INTER&CO, INC Corporate Taxpayer Registry (CNPJ) No. 00.416.968/0001-01 Foreign Private Issuer registered in Category “A” of CVM under No. 8021-7 BANCO INTER S.A. ANNOUNCES ISSUANCE OF SUBORDINATED FINANCIAL BILLS INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that Banco Inter S.A. (“Banco Inter”) has issued Subordinated Financial Bills (“Financial Bills”), in the total amount of R$ 500,100,000.00 (five hundred million one hundred thousand reais), in negotiations with professional investors. The Financial Bills have a repurchase option starting in 2030 , subject to prior authorization by the Central Bank of Brazil. In accordance with Resolutions No. 122 and No. 5007 of the Central Bank of Brazil, the Financial Bills will compose the Additional Capital of Banco Inter’s Reference Equity with an approximated estimated impact of 1 percentage point1 on its Basel Ratio. Belo Horizonte, April 30, 2025 RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer ____________ Note 1: Calculated on the capital base of March 31, 2025.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: April 30, 2025